EXHIBIT 99.1

Digihost Announces a 60% Increase in Bitcoin Production in 2022

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

TORONTO, Jan. 03, 2023 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month, quarter and year ended December 31, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

The Company is pleased to report that it mined approximately 832 BTC during the year ended December 31, 2022, exceeding 2021 annual production of 521 BTC by approximately 60%.

Monthly Production Highlights for December 2022

  Mined 56.96 BTC, resulting in total holdings of 111.32 BTC at the end of December valued at approximately $1.84 million based on a BTC price of $16,547 as of December 31, 2022.
  Ethereum (“ETH”) holdings of 800.89 ETH at the end of December valued at approximately $0.96 million based on an ETH price of $1,197 as of December 31, 2022.
  Total digital asset inventory value, consisting of BTC and ETH, of approximately $2.8 million as of December 31, 2022.  In addition, the Company held cash of approximately $1.82 million as of December 31, 2022. Cash and liquid assets as of December 31, 2022 totalled approximately $4.62 million.
  Consistent with management’s commitment to avoid equity dilution for its shareholders, the Company sold a portion of its BTC production during December to fully fund its energy costs.
  The only debt Digihost carries as of December 31, 2022, in addition to normal trade payables, is a vendor-take-back mortgage on its Alabama facility in the amount of $934,500.
  Given the recent adverse weather conditions in Western New York, the Company voluntarily reduced its energy consumption during seven days of operations in December running predominantly at off-peak hours as part of Digihost’s ongoing commitment to assist the local power grid in continually meeting the critical power requirements of its customer base.

Year-Over-Year Quarterly Comparison

The Company mined an additional 18.24 BTC during the fourth quarter of 2022 compared to the fourth quarter of 2021, representing year-over-year quarterly increase of 11%.

Figure 2. Quarter-over-quarter BTC Production

	Q4 2022	Q4 2021	YoY Increase
Mined BTC	190.63	172.38	18.24
Approximate BTC value	$16,547	$46,306	($29,759)
Production Value	$3,154,355	$7,982,228	($4,827,874)

Year-Over-Year Full Year Comparison

On a year-over-year basis, the Company mined approximately 311.64 more BTC during the year ended December 31, 2022, compared to the year ended December 2021, representing an increase of approximately 60%.

Figure 1. Year-over-year FY BTC Production

	FY 2022	FY 2021	YoY Increase
Mined BTC	832.27	520.63	311.64
Approximate BTC value	$16,547	$46,306	($29,759)
Production Value	$13,771,572	$24,108,293	($10,336,721)

North Tonawanda Power Plant Acquisition

The Company is finalizing closing documentation related to Digihost’s acquisition of a 60 MW power plant in North Tonawanda, NY (“NT”). During December of 2022 the Company received approval for the power plant acquisition from the Federal Energy Regulatory Commission. All state and federal regulatory approvals required to complete the acquisition transaction have now been received by the Company. Management expects the acquisition to close in Q1 of 2023. The power plant will provide the Company with computing capacity of approximately 1.3 EH based upon an initial power generation run rate for the plant of approximately 50 MW. Upon closing of the acquisition of the power plant the Company will immediately be able to utilize all 50MW of power for its mining infrastructure which has already been installed on property immediately adjacent to the power plant. When combined with Digihost’s current New York State (“NYS”) operations total computing capacity from the Company’s NYS operations is projected to be approximately 1.7 EH.

Alabama Site

The Alabama Site Phase 1 build-out continued on schedule and on budget, with initial mining capacity of 100 PH/s coming online during the month of December. Phase 1, scheduled for completion in Q1 of 2023, will provide the Company with 22 MW of power resulting in total mining capacity of approximately 550 PH/s.   The Alabama Site has total potential power capacity of 55 MW. The Company is currently working on the design of Phase 2 for the Alabama Site which could provide Digihost with an additional 33 MW of power.

Digihost’s total operating capacity comprised of the Company’s existing NYS operations, the mining capacity from the NT power plant and Phase 1 of the Alabama Site build-out is projected to be approximately 2.2 EH by the end of Q1 of 2023.

North Carolina Expansion

As announced earlier this year the Company acquired 25 acres of land in North Carolina with a potential power allocation of 200 MW. The Company expects to commence development of the North Carolina site in Q1 of 2024.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 715 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.